UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 17, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

(Exact name of registrant as specified in its charter)

Delaware	38-4030901
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Performance Projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of October 31, 2018, plus the following forward-looking assumptions. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Target Leverage	Projected Expense Ratio
National eFund Single Family Rental Portfolio	17*	6.9% - 13.1%	3.5% - 6.4%	50% - 55%	35.0% - 37.5%

*Assets included in the National eFund Single Family Rental Portfolio included the following controlled subsidiaries:

Single-Family Home Controlled Subsidiaries	Location	Date of Acquisition	Approximate Purchase Price
473	Los Angeles, CA	2/7/18	$443,000
S37	Los Angeles, CA	2/21/18	$427,000
317	Los Angeles, CA	2/21/18	$535,000
S48	Los Angeles, CA	4/3/18	$457,000
E81	Los Angeles, CA	3/30/18	$468,000
W47	Los Angeles, CA	5/15/18	$408,000
E35	Los Angeles, CA	5/15/18	$457,000
E22	Los Angeles, CA	5/18/18	$410,000
C33	Los Angeles, CA	7/2/18	$339,000
W11	Los Angeles, CA	7/9/18	$472,000
E19	Los Angeles, CA	7/24/18	$568,000
E85	Los Angeles, CA	7/31/18	$436,000
W114	Los Angeles, CA	8/10/18	$614,000
P50	Los Angeles, CA	8/20/18	$441,000
E44	Los Angeles, CA	8/28/18	$513,000
C38	Los Angeles, CA	9/5/18	$431,000
M34	Los Angeles, CA	10/22/18	$388,000

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and an approximate 10 year hold period. We anticipate operating expense ratios across the National eFund Single Family Rental Portfolio range from 35.0% to 37.5%. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. In the conservative “base-case” projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 18-year Los Angeles, CA metro-wide and neighborhood-specific appreciation rates according to NeighborhoodScout as of Q2 2018. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of October 31, 2018 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation rates from NeighborhoodScout's historical appreciation rates for the Los Angeles, CA sub-markets where all properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Single Family Home Renovation and Sale Investment Assumptions

Asset Name	Projected Return on Investment	Total Projected Holding Costs	Projected Gross Exit Price
B15 - Controlled Subsidiary	6.6% to 13.4%	$10,000 - $20,000	$375,000 - $400,000

Property purchase prices and acquisition costs used to determine projected returns are empirically derived based on actual amounts for each property previously filed with the SEC. Projection ranges are generally based on a 9 to 12 month hold period with no leverage at the property level. Exit price projections are based on comparable houses recently sold of similar size and finish level in the surrounding area. Projected annual returns have been reduced by the anticipated profit sharing with third-party, unaffiliated development partners, at a rate of 25% of the profits over a 10% preferred return. The projected annual return range is primarily driven by the ranges provided varying the acquisition costs, total projected development costs, and projected exit price.  However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise National For-Sale Housing eFund, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 19, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: December 17, 2018